NOTICE OF NO AUDITOR REVIEW OF COMPARABLE INTERIM PERIOD MAY 31, 2005

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has performed a review of these May 31, 2006 interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

The accompanying unaudited financial statements for the comparable interim period ended May 31, 2005 of the Company have been not been reviewed by the Company’s independent auditor and are prepared by and are the responsibility of the Company’s management.

Peace Arch Entertainment Group Inc.

Quarterly Consolidated Financial Statements

May 31, 2006

(in thousands of Canadian dollars)

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	May 31 2006 $	August 31 2005 $
	(unaudited)	(audited)
Assets
Cash and cash equivalents	248	1,428
Accounts and other receivables (note 3)	15,348	13,022
Inventory	2,131	-
Investment in film and television programming (note 4)	26,321	15,559
Prepaid expenses and deposits	302	163
Property and equipment	573	399
Intangible assets (note 10)	1,665	-
Deferred financing costs (note 11)	302	-
Goodwill (note 9)	5,286	-
Restricted term deposits	20,632	20,597
	72,808	51,168

Liabilities
Accounts payable and accrued liabilities (note 7)	9,439	4,519
Acquisition payable (note 9)	4,202	-
Term loan (note 5)	3,447	-
Production loans (note 6)	21,985	16,038
Deferred revenue	2,302	523
Obligation to issue shares (note 12(b))	-	142
Revenue guarantee obligation	20,632	20,597
	62,007	41,819

Shareholders’ Equity
Capital stock (note 15)	13,106	9,889
Contributed surplus	3,096	2,342
Warrants (note 16)	269	693
Other paid-in capital	680	680
Deficit	(6,350)	(4,255)

	10,801	9,349
	72,808	51,168

Nature of operations and going concern (note 1)

Approved by the Board of Directors

                               Director                                       Director

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended May 31		Nine Months Ended May 31
	2006 $	2005 $	2006 $	2005 $
	(unaudited)	(unaudited)	(unaudited)	(Restated) (unaudited)

Revenue	8,824	4,291	13,394	9,095

Expenses
Amortization of investment in film and television programming and other production costs	6,438	3,252	9,624	7,282
Selling, general and administrative	1,774	907	4,222	2,460
Stock based compensation and warrant costs	494	28	737	248
	8,706	4,187	14,583	9,990

Earnings (loss) from operations before the undernoted	118	104	(1,189)	(895)

Interest income	333	113	829	361
Interest expense	(828)	(123)	(1,916)	(567)
Other amortization	(132)	(22)	(222)	(49)
Foreign exchange gain	83	522	589	495
Gain on sale of asset (note 8)	-	33	43	65
Gain (loss) on settlement of obligations (note 14)	(15)	2,139	(15)	2,139
Recovery of selling, general and administration expenses	-	(4)	-	145
Non-controlling interest (note 2)	-	(33)	-	(47)

Earnings (loss) for the period	(441)	2,729	(1,881)	1,647

Earnings (loss) per common share (note 17)

Basic	(0.02)	0.14	(0.10)	0.09

Diluted	(0.02)	0.14	(0.10)	0.09

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(expressed in thousands of Canadian dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2006 $	2005 $	2006 $	2005 $ (Restated)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Deficit - Beginning of period	(5,830)	(36,471)	(4,255)	(35,442)

Effect of adoption of Accounting Guideline -15 (note 2)	-	-	-	53

Preferred stock dividend	(79)	-	(214)	-

Earnings (loss) for the period	(441)	2,729	(1,881)	1,647

Deficit - End of period	(6,350)	(33,742)	(6,350)	(33,742)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2006 $	2005 $	2006 $	2005 $ (Restated)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities
Earnings (loss) for the period	(441)	2,729	(1,881)	1,647
Items not affecting cash
Amortization of film and television programming	1,299	1,982	2,475	5,738
Other amortization	132	22	222	49
Amortization of deferred financing costs	302	-	414	-
Gain on sale of asset	-	(33)	(43)	(65)
Gain (loss) on settlement of obligations	15	(2,139)	15	(2,139)
Stock based compensation and warrant costs	494	28	737	248
Non-controlling interest	-	33	-	208
Investment in film and television programming	(2,289)	(1,068)	(12,744)	(6,201)
Changes in non-cash operating working capital, net of acquisitions (note 18)	(244)	(4,111)	2,327	(5,611)

	(732)	(2,557)	(8,478)	(6,126)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired (note 9)	-	-	(3,176)	-
Property and equipment purchases	(9)	(4)	(136)	(28)

	(9)	(4)	(3,312)	(28)

Cash flows from financing activities
Issuance of term loan	-	-	3,500	-
Repayment of term loan	(53)	-	(53)	-
Issuance of Series II Preferred shares	689	-	1,516	-
Issuance of common shares	117	-	117	-
Deferred financing costs	-	-	(416)	-
Issuance of production loans	2,667	3,332	15,743	13,238
Repayment of production loans	(3,130)	(2,212)	(9,797)	(8,032)

	290	1,120	10,610	5,206

Decrease in cash and cash equivalents	(451)	(1,441)	(1,180)	(948)

Cash and cash equivalents - Beginning of period	699	1,977	1,428	1,484

Cash and cash equivalents - End of period	248	536	248	536

Supplemental cash flow information
Interest paid	338	281	1,176	594

Non-cash transactions (note 19)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the Company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial restructuring and requires additional financing until it can generate positive cash flows from operations.  While the Company continues to maintain its day-to-day activities and produce and distribute film and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

On June 7, 2006, the Company completed a private placement of 7.5 million common shares for gross proceeds of $9,075,000.  The proceeds were used to repay the term loan of $3,447,000 (note 5), settle the letters of credit provided by the financial institution and the preferred shareholders of $4,202,000 (note 9) and to provide working capital.

The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant Accounting Policies

a)

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial     statements include the accounts of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary.  All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The interim consolidated financial statements have been prepared in a manner which is consistent with the   accounting policies described in the Company’s audited financial statements for the year ended August 31,   2005 except as disclosed in notes 2(b) to 2(h) below and should be read in conjunction therewith.

b)

Restatement of the Nine Months Ended May 31, 2005

During the year ended August 31, 2005, the Company identified a required revision to its six month February  28, 2005 financial statements related to its accounting treatment of a complex arrangement with  Showtime for the project “Our Fathers.”  It was determined the arrangement was in the nature of a co-  financing relationship where both parties contributed financially to the production.  Under GAAP, the co-  financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously,   the co-financier’s contribution to the production was recognized as revenue by the Company from sale of   rights.  The cost of the Company’s investment in its film assets is similarly reduced.  The adjustment to the   nine month ended May 31, 2006 is a reversal of $6,080,000 in revenues and $5,717,000 in amortization   resulting in a $363,000 decrease in earnings.

c)

Adoption of AcG-15

Effective December 1, 2004, the Company was required to adopt the Canadian Institute of Chartered Accountants’ Accounting Guideline (“AcG-15”), “Consolidation of Variable Interest Entities”. AcG-15  expands upon and strengthens existing accounting guidance that addresses when a company should   consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements   only if it controlled the entity through voting interest. AcG-15 requires a variable interest entity (“VIE”) to   be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE   if, among other things, it has equity investors that do not absorb the expected losses or receive the   expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the   VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of AcG-15, the Company is required to consolidate the assets, liabilities and operating results of Peace Arch Project Development Corp. (“PAPDC”). As described in note 12(a), PAPDC is the owner of the Company’s assets and business in existence prior to the reorganization and   rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as   described in note 12 the Company continued to have a variable interest in PAPDC, and it had been   determined that the Company was required to absorb the majority of the expected losses of PAPDC. Under   the rules governing AcG-15, the Company was considered the primary beneficiary of PAPDC and   consequently the Company consolidated PAPDC on a retroactive basis effective December 1, 2004,   without restatement of prior periods.

The impact of consolidating PAPDC under AcG-15 resulted in a cumulative increase of the Company’s deficit of the change in accounting policy of $53,000.

The Company entered into production arrangements with third party production companies Warterra Films Inc. and Heartstopper Films Inc. for the production of two films.  Each production company is a VIE as it does not have sufficient equity financing.  Under the arrangements, the Company has entered into a

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

distribution deal with the production companies and has agreed to give the entities a non-refundable minimum revenue guarantee which the Company is entitled to recover from future distribution revenues.  The Company has a variable interest in these entities through its participation in future distribution revenues of these entities; this right exposes the Company to a majority of the expected losses of these entities.  As required under AcG 15, the Company has consolidated these third party entities.  The entities’ only activity is the production of the Company’s respective film.  At May 31, 2006, the productions were completed and these entities have commenced recognizing revenues.  The Company’s maximum exposure to loss under these arrangements is limited to its minimum revenue guarantee payments of $2.2 million.

d)

Revenue recognition

Home Entertainment revenue from the sales of videocassettes and digital video discs (DVD), net of provision for estimated   returns and allowances, are recognized upon delivery.

e)

Inventory

Inventory is comprised of videocassettes and digital video discs (DVD) and is valued at the lower of cost and realizable value.  Cost is determined using the FIFO method.

f)

Goodwill

Goodwill represents the excess of acquisition costs over the tangible and intangible assets acquired and liabilities assumed in businesses acquired by the Company. Goodwill is reviewed for impairment at least annually.

The impairment test follows a two-step approach.  The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary.  Under the first step, goodwill is considered potentially impaired if the value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill.  Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated.  The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

g)

Deferred financing fees

Financing fees relating to the term loan and letters of credit are deferred and amortized to operations on a straight-line basis over the term of the financial instruments.

h)

Intangible assets

Intangible assets represents the value assigned to brand and customer relationship assets associated with the acquisition of kaBOOM! Entertainment Inc. and are amortized on a straight-line basis over a period of   5 years from the date of acquisition.

i)

Comparative amounts

Certain amounts presented for the nine month period ending May 31, 2006 have been reclassified to conform to the presentation adopted in the current three month period.

Accounts and other receivables

	May 31 2006 $	August 31 2005 $

Trade receivables	10,000	6,921
Tax credits receivable	5,348	6,101

	15,348	13,022

Tax credits receivable are Canadian federal and provincial government refundable tax credits related to specific film productions made in Canada. Management records a tax credit receivable when it is considered more likely than not the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The components are as follows:

			May 31, 2006			August 31, 2005
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	60,442	45,669	14,773	55,023	42,398	12,625
Productions in progress	9,141	-	9,141	-	-	-
In development	1,197	-	1,197	740	-	740
Television programming
Released	1,559	1,092	467	4,055	1,871	2,184
Productions in progress	256	-	256	10	-	10
Home Entertainment	487	-	487	-	-	-

	73,082	46,761	26,321	59,828	44,269	15,559

Term loan

In connection with the acquisition of kaBOOM! Entertainment Inc. (note 9), the Company entered into an agreement with a financial institution to borrow $3,500,000. The loan bears interest at the rate of 12% per annum, compounded monthly and is due on July 30, 2006. Upon mutual agreement between the Company and the lender the loan may be extended for a period of 6 months, whereupon an extension fee of 6% of the outstanding loan balance at the time of the extension would be due to the lender.

The loan is secured by a general assignment of the Company and its subsidiaries’ assets subject to prior ranking security interests already in place.

On June 7, 2006, the Company completed a private placement of 7.5 million common shares for gross proceeds of $9,075,000.  A portion of the proceeds were used to repay the term loan, no gain or loss arose on settlement.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Production loans is comprised of the following:

	May 31, 2006 $	August 31, 2005 $

Bank and other financial institution loans (a)	18,659	13,808
Interim bridging loans (b)	3,326	2,230

	21,985	16,038

a)

Bank and other financial institutional loans

The Company borrows from banks and other financial institutions to finance the costs of film production and film distribution rights acquisitions. Repayments may be solely due from cash flows, as they are received, derived from the revenue of each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collaterized across a number of films.

Of the loans outstanding there is $11,338,000 (August 31, 2005 - $8,498,000) denominated in United States dollars. Loans from various banks bear interest at rates ranging from the respective bank’s United States dollar base lending rate or the LIBOR rate plus 1% to plus 3.75%. The Company has several loans outstanding from other parties which bear interest at the rate of 0% to 1.5% per month of the principal balance outstanding plus a premium payable at date of repayment. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate plus 1% to plus 2% or the Royal Bank’s prime lending rate plus 2%.

b)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to closing the financing for a film. Of the interim bridge loans outstanding, there is $2,297,000 (August 31, 2005 - $2,231,000) denominated in United States dollars. These bridge loans are repayable at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. The loans bear interest at rates ranging from 19.5% to 27% per annum.

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Accounts payable and accrued liabilities

	May 31, 2006 $	August 31, 2005 $

Trade accounts payable	4,590	879
Production related payables	1,515	3,113
Distribution liabilities	3,334	482
Other liabilities	-	45

	9,439	4,519

Deferred gain on disposal of real estate assets

During the year ended August 31, 2002, the Company sold two real estate properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,000. In January 2002, the second property was sold for gross proceeds of $4,772,000. As consideration, the Company received cash in the amount of $3,722,000 and a $1,000,000 note receivable.

At August 31, 2002, the Company continued to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term. During the year ended August 31, 2003, the Company amortized $127,000 of the deferred gain prior to disposal of the subsidiary in which the gain was recorded (PAPDC).

During the year ended August 31, 2004, PAPDC was not consolidated by the Company resulting in no gain being recorded (see note 12).

On December 1, 2004 the Company adopted AcG-15 as described in note 2, resulting in PAPDC being consolidated as it was determined to be a VIE of which the Company was the primary beneficiary. PAPDC was consolidated in the Company’s results of operations commencing December 1, 2004.

On May 26, 2005, the Company re-acquired 100% of the PAPDC shares for a nominal amount as described in note 13.  These events have given rise to the amortization of the deferred gain of $43,000 (2005 - $65,000) for the nine months ended May 31, 2006.

Acquisition of kaBOOM! Entertainment Inc.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM), a home entertainment studio in Canada that distributes videocassettes, digital video discs and ancillary merchandise to retailers and mass merchandisers in Canada.   The cost of the purchase was $7,127,000 consisting of 1,033,058 common shares of the Company valued at $500,000, 50,000 options of

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

the Company valued at $17,000, cash consideration of $3,000,000, future cash consideration of $3,202,000 and direct costs of the acquisition of $408,000.  The fair value of the common shares issued of $0.48 per share was determined based on the date the transaction was announced and agreement was reached.  The options, which are fully vested, entitle the holder to acquire shares of the Company at an exercise price of $0.41.

The agreement provides for payment of a maximum additional consideration of $1,000,000 based on kaBOOM's achieving certain results of operations for the twelve months ending April 30, 2006.  kaBOOM’s results of operations for the twelve months ending April 30, 2006 has been determined and has given rise to the full amount of the contingent consideration becoming payable.  The additional consideration has been included as a cost of the purchase, resulting in additional goodwill.  At May 31, 2006, the future cash consideration of $4,202,000 became due and subsequent to May 31, 2006, was settled from the proceeds of the private placement as more fully described in note 24.

The obligations to settle the future cash consideration is supported by letters of credit amounting to $4,202,000 which have been provided by a financial institution and certain of the preferred shareholders. Any portion of the letters of credit drawn would result in a loan payable by the Company to those parties providing the letters of credit.  The loan resulting from the drawdown of the financial institution letter of credit would bear interest at 12% per annum and be due on July 30, 2006.  Any loan resulting from the drawdown of the letters of credit provided by the preferred shareholders would bear interest at the prime rate plus 12% per annum and be due on demand.  The letter of credit from the financial institution and a portion of the letters of credit available from the preferred shareholders totalling $2,401,000 are available to be drawn at any time to July 30, 2006.  The remaining $1,801,000 letters of credit are available to be drawn on or after June 15, 2006.  In addition, the financial institution provided financing of $3,500,000 as described further in note 5.  Subsequent to May 31, 2006, this term loan was settled from part of the proceeds of the private placement as more fully described in note 24.

In conjunction with the provision of financing described in the preceding paragraph, the Company incurred aggregate costs of $716,000 consisting of 731,060 common shares with a fair value of $325,000 issued to the financial institution, $108,000 which is payable in cash or common shares issuable to the preferred shareholders at the option of the Company and other fees and costs payable in cash of $283,000.  These costs will be amortized over the term of the loan and lines of credit.

The Company also paid certain share issuance costs amounting to $25,000 which have been charged to capital stock.

The acquisition of kaBOOM has been accounted for by the purchase method and the results of operations of kaBOOM have been included since January 23, 2006.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of the purchase over the fair values of net assets acquired has been recognized as goodwill.

$
Cash and cash equivalents	232
Accounts receivable	3,920
Inventory	2,150

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Investment in film and television	492
Property and equipment	125
Intangible assets (note 10)	1,800
Prepaid expenses	7
Goodwill	5,285
Accounts payable and accrued liabilities	(5,884)
Total	8,127

The preliminary allocation of the purchase price is subject to revision as more detailed analysis of the investment in films and television programs, intangible assets and other amounts are completed.

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisition of kaBOOM. The description of each intangible asset along with each asset amortization period is as follows;

	Estimated Fair Value $	Accumulated Amortization $	Net Book value $

Brand	300	23	277
Customer relationship	1,500	112	1,388

	1,800	135	1,665

Amortization of intangible assets totalling $135,000 for the period, as calculated from the date of acquisition of kaBOOM is included in other amortization.  Intangible assets represents the fair value of kaBOOM’s brand and customer relationship acquired and are amortized on a straight-line basis over a period of 5 years from the date of acquisition as described in note 2(h).

Deferred financing costs

Deferred financing costs of $716,000 represent costs associated with establishing the term loan as described in note 5.  The deferred financing costs are amortized over the term of the loan which matures on July 30, 2006.  Amortization as calculated from the date of acquisition of kaBOOM totalled $414,000 and is included in interest expense.

Business reorganization and debt restructuring

On January 20, 2003, as approved and ratified by the shareholders of the Company at the Annual General Meeting of Shareholders on that date, the Company entered into a number of agreements to effect a business reorganization and certain asset acquisition transactions. Details of the transactions are as follows:

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

a)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The Company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the Company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (b) below.

Pursuant to the reorganization, the Company’s wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the Company owned immediately prior to January 20, 2003, the date of the reorganization. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 20, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica. However, the Company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them (see (b) below for additional discussion).

b)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

Effective January 30, 2003, the Company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the Company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the Company of all outstanding amounts.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at a deemed price of $5.00 per share.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Conversion instruments

The Company issued a conversion instrument to Fremantle which permitted Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2004. On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock.

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance. At February 28, 2006 and August 31, 2005 the obligation to Comerica was valued at $142,000.

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the Company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations.

On March 30, 2006, Comerica converted its US$1,075,000 note for 215,000 shares of the Company’s common stock.

At May 31, 2006, there remains 343,689 shares (August 31, 2005-558,689 shares) in escrow after the Lenders agreed to convert their notes for 3,146,125 shares of the Company’s common stock.

Sale and reacquisition of PAPDC

Subsequent to the reorganization of PAPDC described in note 12(a), on August 1, 2003, the Company sold all of its shares in PAPDC for nominal consideration. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

PAPDC was considered a VIE under AcG-15 and was therefore consolidated from December 1, 2004 as described in note 2. On consolidation, the distribution obligation and associated distribution rights to all the film and television programming rights, as described above, were eliminated, as the liability to Fremantle and Comerica was also recorded within PAPDC and the investment in film balance existed in PAPDC. The Company then applied the purchase method to include PAPDC’s assets, liabilities and retained earnings in its consolidated financial statements. The Company consolidated an investment in film and television balance of $1,681,000, accounts payable and accrued liabilities of $474,000 and the liability to Fremantle of $1,467,000.

Pursuant to the original arrangements with PAPDC set out in note 12(a), the Company was obligated to carry out management services for PAPDC. This obligation continued until June 25, 2004. During the nine months ended May 31, 2006, the Company recovered costs against the payable to Fremantle of $nil (2005 - $145,000).

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

On May 26, 2005, the Company re-acquired 100% of the PAPDC shares for a nominal amount, which had no effect on the carrying amount of any assets or liabilities.

Gain (loss) on settlement of obligations

On March 30, 2006 Comerica agreed to convert its $1,675,000 (US$1,075,000) loan for common shares in the Company (note 12(b)).

On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for common shares in the Company (note 12(b)).

As a result of the conversion the Company has recognized a loss on settlement of its obligation related to Comerica and gain on settlement of its obligations related to Fremantle as follows:

	Three Months Ended May 31		Nine Months Ended May 31
	2006 $	2005 $	2006 $	2005 $
Settlement of obligation to issue shares	-	762	-	762
Settlement of liability to Fremantle	-	1,377	-	1,377
Settlement of liability to Comerica	(15)	-	(15)	-
	(15)	2,139	(15)	2,139

The gain on settlement of obligation to issue shares of $762,000 represents the difference between the carrying amount of the obligation and the fair value of the Company’s common stock on the conversion date.

The gain on settlement of liability of $1,377,000 represents the extinguishment of the Company’s distribution liability to Fremantle.

The loss on settlement of liability of $15,000 represents the extinguishment of the Company’s distribution liability to Comerica.

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value.

Unlimited Preference Shares, issuable in series without par value.

(i)

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$717,948.

(ii)

On January 23, 2006, in conjunction with the acquisition of kaBOOM as described in note 9 and the financing of the acquisition from the term loan as described in note 5, the Company issued 1,764,118 common shares as consideration for the purchase and in payment of financing fees related to financing provided by the financial institution.  These shares had a fair value of $825,000.  In connection with the issuance of these shares the Company paid certain share issuance costs amounting to $25,000, which have been charged to capital stock.

(iii)

On April 24, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of US$250,000.

(iv)

On April 24, 2006, the Company issued 245,291 common shares for the settlement of $108,000 financing fees owing to the preferred shareholders that provided letters of credit in connection with the kaBOOM! acquisition (note 9).

(v)

On April 28, 2006, the Company issued 178,620 common shares for the settlement of $97,000 of dividends payable to certain preferred shareholders.

(vi)

On May 25, 2006, 726,052 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of US$363,016.

(vii)

During the nine months ended May 31, 2006, the Company issued 220,000 common shares valued at $115,000 in connection with employee stock options that had been exercised.

(viii)

During the nine months ended May 31, 2006 the Company recorded dividends of $214,000 (2005 - $nil) in respect of the Series I Preference Shares and the Series II Preference Shares determined as 10% of the outstanding Series I and Series II Preferred Shares’ face value of US$2,717,948.

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Issued

	Common			Preferred Series I		Preferred Series II	Total
	Number of shares	Amount $	Number of shares	Amount $	Number of shares	Amount $	Amount $

Balance – August 31, 2005	20,620,614	8,233	4,347,827	1,656	-	-	9,889

Exercise of Series II Preference Warrants	-	-	-	-	2,661,929	1,516	1,516
Allocation of warrant fair value on exercise of Series II Preference Warrants	-	-	-	-	-	424	424
Shares issued in respect of kaBOOM acquisition	1,764,118	800	-	-	-	-	800
Shares issued in settlement of financing fees	245,291	108	-	-	-	-	108
Shares issued in settlement of dividends payable	178,620	97	-	-	-	-	97
Shares issued from escrow – settlement of Comerica obligation(note 12(b))	215,000	157	-	-	-	-	157
Shares issued for cash on exercise of stock options	220,000	115	-	-	-	-	115

Balance – May 31, 2006	23,243,643	9,510	4,347,827	1,656	2,661,929	1,940	13,106
Shares held in escrow (note 12(b))	343,689	306	-	-	-	-	306

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Stock-based compensation to employees

The Company has recorded stock compensation expense for the stock options granted to employees in the   amount of $345,000 in selling, general and administrative expenses in the nine months ended May 31,   2006 (2005- $248,000).  The fair value of each stock option was estimated on the date of vesting using the   Black-Scholes option pricing model with the following assumptions:

May 31, 2006

Risk-free interest rate	2.50% to 4.00%
Volatility	92.52% to 108%
Expected life	0.5 to 3.0 years

Stock Option Plan

Under the Stock Option Plan, the Company is authorized to grant share purchase options of up to 20% of its issued common shares to its employees, directors and consultants.  Share purchase options are granted at (i) the Fair Market Value of the Shares on the date the option is granted, and (ii) the average of the daily high and low board lot trading prices of the Shares on the Exchange over the 10 day period immediately preceding the date of the grant; and (iii) the closing price of the Shares on the Exchange on the last trading day preceding the date of grant.

Materially all of the options vest over three years.  Approximately one-third of the options vest on each of the first, second and third grant date anniversaries.

A summary of the status of the Company’s Stock Option Plan is presented below:

	Number of Shares Common	Weighted Average Exercise price
Options outstanding August 31, 2005	1,445,000	0.60
Granted	1,800,000	0.65
Expired or cancelled	(60,000)	(0.65)
Exercised	(220,000)	(0.53)
Options outstanding May 31, 2006	2,965,000	0.63

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Warrants

On May 25, 2006, 726,032 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$363,016.

On April 24, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$250,000.

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$717,948.

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants is $693,000.

An amount of $424,000, representing the portion of Series II Preference Share warrants exercised during the nine months ended May 31, 2006 to the total number of the warrants was transferred to the cost of the issued Series II Preference Shares.

During fiscal 2001, the Company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company’s shares on the date of grant, no compensation expense was recorded.  The warrants were not exercised and have since expired.

As at May 31, 2006, the following warrants were outstanding to acquire Common Shares and Preferred Shares as indicated in the table below:

	Exercise price	2006	2006
Expiry date	per share	Common	Preferred
	$
February 6, 2009	US 0.54	1,500,000
July 29, 2009	US 0.50		1,685,896

		1,500,000	1,685,896

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Earnings (loss) per common share

	Three Months Ended May 31		Nine Months Ended May
	2006 $	2005 $	2006 $	2005 $
Numerator for basic earnings (loss) per common share:
Earnings (loss)	(441)	2,729	(1,881)	1,647
Less: Preferred stock dividends	(79)	-	(214)	-

Earnings (loss) used for basic earnings (loss) per common share	(520)	2,729	(2,095)	1,647
Denominator for basic earnings (loss) per common share:
Weighted average number of common shares outstanding	23,124	19,384	22,074	18,074

Basic earnings (loss) per common share	(0.02)	0.14	(0.10)	0.09

Numerator for diluted earnings (loss) per common share:
Earnings (loss) used in computing basic earnings (loss) per common share	(520)	2,729	(2,095)	1,647
Denominator for diluted earnings (loss) per common share:
Shares used in computing diluted earnings (loss) per common share	23,124	19,384	22,074	18,074

Diluted earnings (loss) per common share	(0.02)	0.14	(0.10)	0.09

For the nine months ended May 31, 2006, the effect of potentially dilutive Series I Preferred Shares and Series II Preferred Share warrants, were excluded from the calculation of diluted earnings (loss) per share, as they are anti-dilutive to the basic earnings (loss) per common share.

Changes in non-cash operating working capital, net of acquisitions

	Three Months Ended May 31		Nine Months Ended May 31
	2006 $	2005 $	2006 $	2005 $

Accounts and other receivables	(1,252)	(712)	1,594	1,593
Inventory	(69)	-	19	-
Prepaid expenses and deposits	133	154	(131)	-
Accounts payable and accrued liabilities	(868)	(3,876)	(934)	(4,337)
Deferred revenue	1,812	323	1,779	(2,867)

	(244)	(4,111)	2,327	(5,611)

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Non cash transactions

	Three Months Ended May 31		Nine Months Ended May 31
	2006 $	2005 $	2006 $	2005 $

Fair value of warrants attributed to issuance of Series II Preference shares	195	-	424	-

Acquisition payable for purchase of kaBOOM! Entertainment Inc. (note 9)	1,000	-	4,202	-

Issuance of common shares for purchase of kaBOOM! Entertainment Inc. (note 9)	-	-	500	-

Issuance of common shares for deferred financing costs	-	-	300	-

Settlement of obligation to issue shares (note 12(a))	-	762	-	762

Settlement of Fremantle liability on conversion of debt	-	1,377	-	1,377

Issuance of common shares on conversion of debt (note 12(a))	157	1,846	157	1,846

Issuance of common shares for settlement of obligations (note 15(a)(iv & v))	205	-	205	-

Commitments and contingencies

a)

Loan guarantees

The majority of the film productions delivered during the years ended August 31, 2004 and 2005 were pursuant to co-production agreements with an independent producer (the co-producer) in another country. Certain production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At May 31, 2006, the total amount of such unpaid loans was approximately $288,000 (August 31, 2005 - $343,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

b)

Film distribution rights commitment

At May 31, 2006, the Company had commitments of $5,521,000 (August 31, 2005 - $3,134,000) with respect to the acquisition of film distribution rights to 12 films (August 31, 2005 – 3 films), which will be

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

delivered to the Company during the year ended August 31, 2006. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2006.

c)

Legal claims

i)

Viacom, Inc.

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound. During the year ended August 31, 2003, the subsidiary which initiated the action was sold as described in note 13. During the year ended August 31, 2005 the subsidiary was reacquired as part of the acquisition of PAPDC (see note 13).

ii)

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

iii)

Other

The Company is a party to other legal proceedings in the ordinary course of its business but does not expect the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

d)

During the year ended August 31, 2005, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a third party producer’s financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance guarantee is due one year after the production’s initial theatrical release which was expected to be February 2006. The guarantee obligation is recoverable by PAF from the proceeds of the production’s sales or the receipt of government incentives due to the producer. In return for providing the guarantee, the Company will obtain an additional interest in the film from its co-producer. Should the company default in the guarantee payment, the co-producer is entitled to receive the Company’s shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

e)

Operating lease commitments

The company is committed to certain operating lease payments for premises. In addition, the Company has sublet certain other premises for which it remains the primary lease obligor. The total annual rental commitments are as follows:

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Lease obligations $

2006	80
2007	154
2008	98
2009	98
2010	23

453

Segmented information

The Company conducts its operations in production and distribution of proprietary programming interests, which is programming the Company owns or in which it holds a continuing and long-term financial interest. The Company has its head office in Toronto, and maintains offices in Vancouver, Los Angeles and the U.K. The sales office in the U.K distributes the Company’s property throughout the world. Substantially all of the Company’s properties and equipment are located in Canada.  The Company has created a new business segment, Home Entertainment, which reflects the Company’s new business interests in the distribution of video cassettes, digital video discs and ancillary merchandise to retailers and mass merchandisers in Canada arising from the kaBOOM acquisition, a described in note 9.

Selected information for the Company’s operating segments for the three months and nine months ended May 31, 2006 and May 31, 2005, net of intercompany amounts, is as follows:

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended May 31		Nine Months Ended May 31
	2006	2005	2006	2005 (Restated)
	$	$	$	$
Revenue
Motion Picture	3,420	3,961	4,659	7,406
Television	1,522	330	2,324	1,689
Home Entertainment	3,882	-	6,411	-
Other	-	-	-	-
	8,824	4,291	13,394	9,095
Earnings (loss) from operations before the undernoted
Motion Picture	677	(24)	(958)	(569)
Television	55	292	429	517
Home Entertainment	497	-	1,141	-
Other	(1,111)	(164)	(1,801)	(843)
	118	104	(1,189)	(895)

			May 31, 2006 $	August 31, 2005 $
Total assets
Motion Picture			58,471	47,335
Television			1,366	3,833
Home Entertainment			12,971	-
			72,808	51,168

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Geographical information, based on customer location, is as follows:

	Three Months Ended May 31		Nine Months Ended May 31
	2006	2005	2006	(Restated) 2005
	$	$	$	$
Revenue
Canada	4,774	2,468	8,075	4,039
United States	2,159	61	2,299	9,259
United Kingdom	588	123	597	188
Germany	244	-	955	-
Other foreign	1,059	1,639	1,468	1,689
	8,824	4,291	13,394	15,175

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the nine months ended May 31, 2006, the Company paid $142,200 (2005 - $137,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

b)

During the nine months ended May 31, 2006, the Company paid $nil (2005 - $32,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

c)

As at May 31, 2006, the Company was owed $nil (2005 - $137,000) from a company controlled by a shareholder, director and officer of the Company. This amount is included in accounts and other receivables.

d)

As at May 31, 2006, included in accounts receivable was $nil (August 31, 2005 - $1,480,000 (US$1,200,000)) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

e)

As at May 31, 2006, the Company was indebted to a shareholder, director, and officer of the Company in the amount of $50,000 (2005 - $nil). The amount is due on demand and is entitled to a 10% finance fee of the amount of the loan. This amount payable is included in production loans.

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

f)

During the nine months ended May 31, 2006, the Company paid $108,000 to certain preferred

shareholders for standby fees owing related to the letters of credit provided in connection with the   kaBOOM acquisition (note 9).  This amount was settled by the issuance of 245,291 common shares of the   Company to the preferred shareholders (note 15(a)(vi)).

g)

At May 31, 2006, the Company was indebted to a member of senior management in the amount of

$309,000.  The amount is due on demand and bears interest at 24% per annum.  This amount is included in   production loans.

Other related party transactions and balances have been described elsewhere in these financial statements.

United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (SEC).

a)

Application of U.S. GAAP

i)

Gain on settlement of debt

As described in note 12(d), for Canadian accounting purposes, during the year ended August 31, 2003, the Company recognized a gain on modification of certain debts and obligations. For U.S. GAAP purposes, the gain was not recognized. The debt restructuring was considered to be a troubled debt restructuring under U.S. GAAP in accordance with Statement of Financial Accounting Standards (SFAS) 15 and, accordingly, the gain can only be recognized when realized upon issuance of the variable number of shares issuable in settlement of the Company’s obligation as set out in note 14. During the year ended August 31, 2005, the Company issued 2,931,125 common shares to settle $8,793,000 of the debt, which resulted in a gain of $1,921,000.  During the nine months ended May 31, 2006 the Company issued 215,000 common shares to settle US$1,075,000 of debt which resulted in a gain of $1,173,000.

ii)

Film financing transaction

During the fiscal year ended August 31, 2004, the Company entered into various film financing arrangements which require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the Company recognized the difference between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iii)

Beneficial conversion feature - Series I Preference Shares

During the year ended August 31, 2005, the Company completed a private placement consisting of $4,347,827 Units for gross proceeds of US$2 million. The Company allocated the proceeds from placement between the Series I Preference Shares and the Series II Preference share purchase warrants using a relative fair value approach. The value assigned to the convertible Preference Shares was less than the fair value of the Preference Shares at the date of issue. For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series I Preference Shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series I Preference shares. The Series I Preference Shares were convertible on the date of issuance resulting in the entire discount being amortized during the year. For Canadian GAAP this discount is not recognized.

iv)

Reduction of deficit

During the year ended August 31, 2005, for Canadian GAAP purposes, the Company reduced its stated capital in the amount of $29,707,000 to be applied to reduce the accumulated deficit. A reduction of stated capital for the purpose of reducing an accumulated deficit is not permitted under U.S. GAAP. There is no effect to the shareholders’ equity arising from this reconciling difference.

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Under U.S. GAAP, the earnings (loss) and earnings (loss) per share figures for the three and nine months ended May 31, 2006 and 2005, and the shareholders’ equity as at May 31, 2006 and August 31, 2005 are as follows:

	Earnings (loss)				Shareholders’ equity
	Three Months Ended May 31		Nine Months Ended May 31		May 31	August 31
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Net earnings (loss)/shareholders’ equity - Canadian GAAP	(441)	2,729	(1,881)	1,647	10,801	9,349
Gain on sale of asset - net of income tax (note 23(a)(i))	-	-	-	-	-	-
Additional debt discount - warrants (note 23(a)(ii))	-	-	-	-	-	-
Gain on settlement of debt (note 23(a)(iii))	1,173	1,921	1,173	1,921	-	(1,173)
Benefit realized on film financing transaction (note 23(a)(iv))	13	33	58	138	(639)	(696)
Adoption of FIN 46(R) (note 23(a)(v))	-	-	-	-	-	-
Beneficial conversion feature - Series I Preference shares (note 23(a)(vi))	195	-	424	-	-	-

Earnings (loss)/shareholders’ equity - U.S. GAAP	1,058	4,683	(226)	3,706	10,162	7,480

Denominator for basic earnings (loss) per common share:
Weighted average number of common shares outstanding	23,124	19,384	22,074	18,074
Basic earnings (loss) per common share under U.S. GAAP	0.05	0.24	(0.01)	0.21

Denominator for diluted earnings (loss) per common share:
Weighted average number of common shares outstanding	28,168	19,722	22,074	18,693
Diluted earnings (loss) per common share under U.S. GAAP	0.04	0.24	(0.01)	0.20

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The denominator is calculated in the same way as under Canadian accounting principles, and the numerator is determined above.

Subsequent Events

On June 7, 2006, the Company completed a private placement of 7.5 million common shares for gross proceeds of $9,075,000 (net proceeds of $8,578,000).  The proceeds were used to repay the term loan of $3,447,000, to settle the letters of credit provided by the financial institution and the preferred shareholders of $4,202,000 and to provide working capital.

As part of the financing, the Company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 CAD per share exercisable to June 7, 2010.

(26)